UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695127 100

(CUSIP Number)

Fred A. Middleton

Middleton, McNeil, Mills & Associates VI, LLC

400 South El Camino Real

Suite 1200

San Mateo, California 94402

(510) 653-7425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 695127 100		13D	Page 2 of 15

1	Names of Reporting Persons Sanderling Venture Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 920,755

	9	Sole Dispositive Power

	10	Shared Dispositive Power 920,755

11	Aggregate Amount Beneficially Owned by Each Reporting Person 920,755 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.82% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D	Page 3 of 15

1	Names of Reporting Persons Sanderling Ventures Management VI

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D	Page 4 of 15

1	Names of Reporting Persons Sanderling VI Beteiligungs GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 49,091

	9	Sole Dispositive Power

	10	Shared Dispositive Power 49,091

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,091 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) * (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

* Less than 1%

CUSIP No. 695127 100		13D	Page 5 of 15

1	Names of Reporting Persons Sanderling VI Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 58,489

	9	Sole Dispositive Power

	10	Shared Dispositive Power 58,489

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,489 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) * (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

* Less than 1%

CUSIP No. 695127 100		13D	Page 6 of 15

1	Names of Reporting Persons Sanderling Venture Partners VI Co-Investment Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,374,021

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,374,021

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,021 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.21% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D	Page 7 of 15

1	Names of Reporting Persons Middleton, McNeil, Mills & Associates, VI, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,402,356

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,402,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,402,356 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.36% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 695127 100		13D	Page 8 of 15

1	Names of Reporting Persons Fred A. Middleton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,863

	8	Shared Voting Power 2,402,356

	9	Sole Dispositive Power 75,863

	10	Shared Dispositive Power 2,402,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,219 (Please see Attachment A)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.59% (Please see Attachment A)

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 695127 100	13D	Page 9 of 15

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D initially filed on February 18, 2011 (the “Original Filing”) by Sanderling Venture Partners VI, L.P., Sanderling Ventures Management VI, Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership, Sanderling Venture Partners VI Co-Investment Fund, L.P., Middleton, McNeil, Mills & Associates, VI, LLC and Fred Middleton (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on November 30, 2011 (together, with the Original Filing, the “Previous Filings”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Previous Filings. This Amendment No. 2 is being made to disclose the disposition of securities of the Issuer by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Previous Filings.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Sanderling Venture Partners VI, L.P. (“Sanderling VI”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii) Sanderling Ventures Management VI (“VI Management”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii) Sanderling VI Beteiligungs GmbH & Co. KG (“VI GmbH”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv) Sanderling VI Limited Partnership (“VI LP”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v) Sanderling Venture Partners VI Co-Investment Fund, L.P. (“VI Co-Investment”), with respect to the shares of Common Stock directly and beneficially owned by it;

(vi) Middleton, McNeil, Mills & Associates, VI, LLC (“VI MMMA”), with respect to the shares of Common Stock beneficially owned by it; and

(vii) Fred A. Middleton, with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Fred A. Middleton, with respect to the shares of Common Stock directly and beneficially owned by him.

Fred A. Middleton is referred to as a “General Partner.”

(b) The business address of each of the Reporting Persons and the General Partner is 400 South El Camino Real, Suite 1200, San Mateo, California 94402.

(c) The principal business of each of the Reporting Persons and the General Partner is the venture capital investment business. Mr. Middleton serves as a member of the Issuer’s Board of Directors.

(d) No Reporting Person or General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 695127 100	13D	Page 10 of 15

(f) VI Co-Investment, VI Management and Sanderling VI are organized in California. VI GmbH is organized in Germany. VI LP is organized in the Cayman Islands. Mr. Middleton is a citizen of the United States of America.

Additional information concerning the General Partner is listed on Attachment A hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 32,637,550 shares of Common Stock outstanding on January 25, 2013.

A.            Sanderling Venture Partners VI, L.P.

(a) As of the closing of business on January 25, 2013, Sanderling VI beneficially owned 920,755 shares of Common Stock, representing approximately 2.82% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, Sanderling VI has the right to acquire 38,193 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 920,755

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 920,755

Please see Attachment A for additional information.

B.            Sanderling Ventures Management VI

(a) As of the closing of business on January 25, 2013, VI Management beneficially owned 0 shares of Common Stock, representing approximately 0% of the outstanding shares of Common Stock.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 0

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 0

Please see Attachment A for additional information.

C.            Sanderling VI Beteiligungs GmbH & Co. KG

(a) As of the closing of business on January 25, 2013, VI GmbH beneficially owned 49,091 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI GmbH has the right to acquire 1,337 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 49,091

CUSIP No. 695127 100	13D	Page 11 of 15

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 49,091

Please see Attachment A for additional information.

D.            Sanderling VI Limited Partnership

(a) As of the closing of business on January 25, 2013, VI LP beneficially owned 58,489 Shares, representing less than 1% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI LP has the right to acquire 1,593 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 58,489

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 58,489

Please see Attachment A for additional information.

E.             Sanderling Venture Partners VI Co-Investment Fund, L.P.

(a) As of the closing of business on January 25, 2013, VI Co-Investment beneficially owned 1,374,021 Shares, representing approximately 4.21% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI Co-Investment has the right to acquire 37,908 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 1,374,021

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 1,374,021

Please see Attachment A for additional information.

F.              Middleton, McNeil, Mills & Associates, VI, LLC

(a) As of the closing of business on January 25, 2013, VI MMMA beneficially owned 2,402,356 Shares, representing approximately 7.36% of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, VI MMMA has the right to acquire 79,031 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 0

2.              Shared power to vote or direct vote: 2,402,356

3.              Sole power to dispose or direct the disposition: 0

4.              Shared power to dispose or direct the disposition: 2,402,356

Please see Attachment A for additional information.

CUSIP No. 695127 100	13D	Page 12 of 15

G.            Fred A. Middleton

(a) As of the closing of business on January 25, 2013, Fred A. Middleton beneficially owned 2,478,219 Shares, representing approximately 7.59 % of the outstanding shares of Common Stock. Of the shares of Common Stock beneficially owned, Mr. Middleton has the right to acquire (i) 33,030 shares of Common Stock within 60 days of January 25, 2013 upon the exercise of stock options and (ii) 79,031  shares of Common Stock within 60 days of January 25, 2013 upon the exercise of warrants.

(b)                                                                                                                                                         1.              Sole power to vote or direct vote: 75,863

2.              Shared power to vote or direct vote: 2,402,356

3.              Sole power to dispose or direct the disposition: 75,863

4.              Shared power to dispose or direct the disposition: 2,402,356

Please see Attachment A for additional information.

(c) The Reporting Persons have not engaged in transactions in Common Stock in the last 60 days except for as follows:

On December 6, 2012, Sanderling Ventures Management IV distributed an aggregate of 98,596 shares of Common Stock pro rata to its general partners for no consideration (the “Distribution”).  Fred Middleton received 32,833 shares in connection with the Distribution.

On January 24, 2013, Sanderling Venture Partners VI, L.P. sold 500,000 shares of Common Stock in a private sale to Barclays Capital Inc. for $19.43 per share in compliance with Rule 144.

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

Item 6 of the Previous Filings is hereby amended and restated in its entirety as follows:

The Reporting Persons and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Investors’ Rights Agreement dated March 23, 2007 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand and Form S-3 Registration Rights. Subject to specified limitations, the Holders of at least thirty percent of the Issuer’s preferred stock having registration rights may demand that the Issuer register all or a portion of its Registrable Securities under the Securities Act. The Issuer is not obligated to file a registration statement pursuant to this provision:

•                  until 180 days after the completion of the IPO; and

•                  on more than three occasions.

In addition, the Holders of the Issuer’s Registrable Securities may demand that the Issuer register on Form S-3 all or a portion of the Registrable Securities held by them. The Issuer is not obligated to file a Form S-3 pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights. If at any time after the completion of the IPO the Issuer proposes to file a registration statement to register any of the Issuer’s securities under the Securities Act, either for its own account or for the account of any of its stockholders, the holders of the Issuer’s Registrable Securities are entitled to notice of registration and are entitled to include their shares of

CUSIP No. 695127 100	13D	Page 13 of 15

Common Stock in the registration.

Limitations and Expenses. In the event that any registration in which the holders of Registrable Securities participate pursuant to the Investor Rights Agreement is an underwritten public offering, the number of Registrable Securities to be included may, in specified circumstances, be limited due to market conditions. Pursuant to the Investor Rights Agreement, the Issuer is required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any demand or incidental registration. The Issuer is also required to indemnify each participating holder with respect to each registration of Registrable Securities that is effected.

Lock-up Agreements

The Reporting Persons, along with the Issuer’s executive officers and directors and certain holders of more than 5% of the Issuer’s outstanding shares of capital stock have agreed with the underwriters of the Issuer’s 144A debt offering that closed on January 23, 2013 not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period through the date 60 days after January 16, 2013, except with the prior written consent of Barclays Capital Inc. and Jefferies & Company, Inc. on behalf of the underwriters. The 500,000 shares sold by Sanderling Venture Partners VI, L.P. to Barclays Capital Inc. on January 24, 2013 were not subject to such restriction. All remaining Common Stock held by the Reporting Persons is subject to the foregoing restrictions.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement:

Exhibit Number	Description

99.1**	Joint Filing Undertaking

99.2

Investors’ Rights Agreement, dated March 23, 2007, among the Registrant and the parties named therein (Incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement of Form S-1 (File No. 333-170245), filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2010).

99.3

Form of Warrant to Purchase Common Stock, dated January 22, 2009 (Incorporated by reference to Exhibit 10.34 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on November 1, 2010).

99.4

Form of Warrant to Purchase Common Stock, dated December 29, 2010 (Incorporated by reference to Exhibit 10.30 of the Issuer’s Registration Statement on Form S-1 (File No. 333-170245), filed with the SEC on January 3, 2011).

**Filed herewith.

CUSIP No. 695127 100	13D	Page 14 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

Sanderling Venture Partners VI, L.P.

Sanderling Ventures Management VI

Sanderling VI Beteiligungs GmbH & Co. KG

Sanderling VI Limited Partnership

Sanderling Venture Partners VI Co-Investment Fund, L.P.

Middleton, McNeil, Mills & Associates, VI, LLC

By:	/s/ Fred A. Middleton
Fred A. Middleton, Managing Partner

By:	/s/ Fred A. Middleton
Fred A. Middleton, an individual

CUSIP No. 695127 100	13D	Page 15 of 15

ATTACHMENT A

Mr. Middleton is a managing director of Middleton, McNeil, Mills & Associates VI, LLC, which has the ultimate voting and investment power over Common Stock held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. and he may be deemed to have voting and investment power over Common Stock held of record by Sanderling Venture Partners VI, L.P., Sanderling VI Beteiligungs GmbH & Co. KG, Sanderling VI Limited Partnership and Sanderling Venture Partners VI Co-Investment Fund, L.P. Mr. Middleton is the owner of Sanderling Ventures Management VI and he may be deemed to have voting and investment power over Common Stock held of record by Sanderling Ventures Management VI. Mr. Middleton disclaims beneficial ownership over the Common Stock held by Sanderling Ventures and its affiliates, except to the extent of his pecuniary interest therein.